NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:	
State Street Nominees Ltd -	15,784,329
Bank of New York Nominees Ltd -	6,580,720
Northern Trust -	1,272,500
Chase Manhattan	3,500
Westpac Custodian Nominees -	139,200
Chase Manhattan Bank Australia Limited -	24,900
Chase Nominees Ltd -	48,464,399
BT Globenet Nominees Ltd -	1,983,800
Midland Bank plc -	8,700,100
Cede & Co -	2,597,040
Deutsche Bank Mannheim -	6,800
Bankers Trust -	4,483,300
Barclays Bank -	352,700
Citibank London -	20,000
Royal Trust –	67,700
Brown Bros. -	392,600
Nortrust Nominees -	12,230,971
MSS Nominees Limited –	233,500
State Street Bank & Trust Co -	699,400
Citibank –	32,400
Citibank NA –	168,100
Deutsche Bank AG -	11,300
HSBC Bank plc -	5,400
Mellon Bank N.A. -	586,500
Bank of Ireland Nominees Limitied -	25,500
ROY Nominees Limited -	220,070
Mellon Nominees (UK) Limited -	3,838,722

HSBC –	163,300
J P Morgan Chase Bank –	3,922,800
Capital International Limited:	
State Street Nominees Ltd -	1,113,400
Bank of New York Nominees -	12,686,826
Northern Trust -	5,878,530
Chase Nominees Ltd -	6,931,196
Midland Bank plc -	500,500
Bankers Trust -	223,300
Barclays Bank –	99,200
Citibank London -	14,334
Morgan Guaranty -	764,600
Nortrust Nominees -	9,372,900
MSS Nominees Limited -	134,300
State Street Bank & Trust Co -	3,963,931
Lloyds Bank -	96,300
Citibank –	8,500
Citibank NA–	880,500
Deutsche Bank AG -	876,800
Chase Manhattan Nominee Ltd –	143,600
HSBC Bank plc -	2,213,200
Mellon Bank N.A. -	420,600
Northern Trust AVFC -	793,000
KAS UK –	76,500
Mellon Nominees (UK) Limited -	46,500
Bank One London -	502,700
Clydesdale Bank plc –	90,300
HSBC –	25,200
J P Morgan Chase Bank –	134,000
Raiffeisen Zentral Bank –	1,232,900
Fortis Bank –	32,000
Metzler Seel Sohn & Co –	165,700
Bayerische Hypo Und Vereinsbank AG -	59,700
Capital International S.A.:	
State Street Nominees Limited –	31,000
Chase Nominees Ltd -	4,346,649
Midland Bank plc -	1,158,000
Barclays Bank -	801,900
Pictet & Cie, Geneva –	17,700
Brown Bros -	265,600
Nortrust Nominees –	25,600
Morgan Stanley –	28,200
J P Morgan -	2,391,700
State Street Bank & Trust Co -	202,500
Lloyds Bank -	50,500
Citibank NA -	9,300
HSBC Bank plc -	704,600
Lombard Odier Et Cie, Geneva –	214,600
Credit Suisse, Zurich -	53,700

Capital International, Inc:

State Street Nominees Ltd –	6,603,500
Bank of New York Nominees -	1,674,600
Northern Trust –	78,700
Chase Nominees Limited –	5,397,300
Midland Bank plc -	809,300
Bankers Trust –	67,400
Brown Bros –	347,100
Nortrust Nominees -	694,600
State Street Bank & Trust Co –	672,600
Sumitomo Trust & Banking –	147,600
Citibank –	47,400
Citibank NA –	837,200
State Street Australia Limited –	2,902,239
HSBC Bank plc -	544,800
J P Morgan Chase Bank –	1,518,200

5. Class of security

Ordinary shares of 2.5 pence each

6. Date of transaction

Not disclosed. Figures given as at 23 November 2006

7. Total holding following this notification

195,136,856

8. Total percentage holding of issued class following this notification

6.039%

9. Any additional information

Notification received under s198 CA85

10. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

11. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

12. Date of notification

27 November 2006

82-03138

BAE Systems plc

DIRECTOR DECLARATION

As previously announced, Ian King will join the BAE Systems board as Chief Operating Officer – UK and RoW on 1 January 2007.

Ian King is currently a non-executive director of Rotork plc. He has no other details to disclose under paragraph 9.6.13 of The Listing Rules.

24 November 2006

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 November 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 418.25 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	30
Ian King	30

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 15,551 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the executive directors of the Company are deemed, along with certain other group employees, to have an interest in the aggregate balance of 138,919 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

22 November 2006